FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing about the execution of certain agreements among Banco de Chile, its subsidiary Banchile Corredores de Seguros Limitada and the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A.

Santiago, June 4, 2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref: Essential Information

Mr. Superintendent,

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as essential information regarding this institution, the following matter.

Having met the condition established in clause 6 B) a) (2) of the Strategic Alliance Framework Agreement entered in to by Banco de Chile (the “Bank”), its subsidiary Banchile Corredores de Seguros Limitada (“Banchile”), and the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A., (together the “Companies”) on January 28, 2019 (the “Agreement”), and in order to comply with the Agreement, the following agreements have been executed on this day (together the “Agreements”):

a) Exclusive Access to Distribution Channels Contract between the Bank and the Companies;

b) Insurance Supply, Intermediation and Distribution Agreements between Banchile and the Companies;

c) Trademark Use Agreement between the Bank and the Companies; and

d) Collection Agreement between the Bank and each of the Companies.

The main terms and conditions of the Agreement and the Agreements were described in the essential information disclosed by Banco de Chile on January 28, 2019

Sincerely,

Eduardo Ebensperger Orrego
Chief Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2019.

Banco de Chile

/s/ Eduardo Ebensperger O.
By: Eduardo Ebensperger O.
CEO